Exhibit 99.1

Yunji Announces First Quarter 2023 Unaudited Financial Results

Hangzhou, CHINA, June 2, 2023 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the first quarter ended March 31, 20231.

First Quarter 2023 Highlights

•

Total revenues in the first quarter of 2023 were RMB178.7 million (US$26.0 million), compared with RMB342.6 million in the same period of 2022. The change was primarily due to the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales. Also, consumer confidence and spending power require further momentum before witnessing a full recovery.

•	Repeat purchase rate[2] in the twelve months ended March 31, 2023 was 80.2%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “The first quarter marked a transitional phase as China reopened, following a challenging year in which we faced numerous obstacles. We took proactive measures to address these challenges through a series of strategic upgrades and realignments. Notably, we recorded a repeat repurchase rate of 80% during the quarter, which demonstrated the loyalty of our users and the strength and popularity of our wide range of featured products. Looking ahead, we will continue to operate flexibly while nimbly adapting and responding to emerging trends as the consumer market recovers. At the same time, we remain committed to developing innovative private label products to reward our devoted users who have accompanied us on this journey.”

“Our continued efforts to optimize cost structures and enhance efficiency have delivered significant results. We have successfully generated RMB1.0 million (US$0.1 million) operating income and narrowed our net losses by 37.8% in the first quarter of 2023. Moving forward, we will continue to operate prudently and efficiently, laying a solid foundation for our future development,” said Mr. Peng Zhang, Yunji’s Vice President of Finance.

First Quarter 2023 Unaudited Financial Results

Total revenues were RMB178.7 million (US$26.0 million), compared with RMB342.6 million in the same period of 2022. This change was primarily due to the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales.

•	Revenues from sales of merchandise were RMB143.0 million (US$20.8 million), compared with RMB290.5 million in the same period of 2022.

•	Revenues from the marketplace business were RMB32.9 million (US$4.8 million), compared with RMB47.4 million in the same period of 2022.

•	Other revenues were RMB2.8 million (US$0.4 million), compared with RMB4.7 million in the same period of 2022.

Total cost of revenues decreased by 51.1% to RMB93.5 million (US$13.6 million), or 52.3% of total revenues, from RMB191.3 million, or 55.8% of total revenues, in the same period of 2022. The decrease was mainly attributable to the change in merchandise sales, for which revenues are recognized on a gross basis. Total cost of revenues was mainly comprised of the costs related to the sales of merchandise in the first quarter of 2023.

Total operating expenses decreased by 45.0% to RMB85.3million (US$12.4 million) from RMB154.9 million in the same period of 2022.

•

Fulfillment expenses decreased by 44.6% to RMB27.1 million (US$3.9 million), or 15.2% of total revenues, from RMB48.9 million, or 14.3% of total revenues, in the same period of 2022. The decrease was primarily due to (i) reduced warehousing and logistics expenses due to lower merchandise sales, (ii) reduced personnel costs as a result of staffing structure refinements, and (iii) a decrease in share-based compensation expenses.

•

Sales and marketing expenses decreased by 41.6% to RMB29.6 million (US$4.3 million), or 16.6% of total revenues, from RMB50.7million, or 14.8% of total revenues, in the same period of 2022. The decrease was mainly due to (i) the reduction in personnel costs as a result of staffing structure refinements, (ii) a decrease in member management fees, and (iii) reduced business promotion expenses.

•

Technology and content expenses decreased by 44.7% to RMB13.4 million (US$1.9 million), or 7.5% of total revenues, from RMB24.1 million, or 7.0% of total revenues, in the same period of 2022. The decrease was mainly due to (i) the reduction in personnel costs as a result of staffing structure refinements, and (ii) reduced cloud server costs.

•

General and administrative expenses decreased by 51.4% to RMB15.2 million (US$2.2 million), or 8.5% of total revenues, from RMB31.2 million, or 9.1% of total revenues, in the same period of 2022, primarily due to (i) reduced personnel costs as a result of staffing structure refinements, (ii) lower professional service fees, and (iii) a decrease in share-based compensation expenses.

Income from operations was RMB1.0 million (US$0.1 million), compared with RMB2.4 million in the same period of 2022.

Financial loss, net was RMB22.2 million (US$3.2 million), compared with RMB35.3 million in the same period of 2022, primarily due to a continuous decline in the fair value changes of equity securities investments.

Net loss was RMB22.9 million (US$3.3 million), compared with RMB36.9 million in the same period of 2022.

Adjusted net loss (non-GAAP)3 was RMB27.2 million (US$4.0 million), compared with RMB30.6 million in the same period of 2022.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.01, compared with RMB0.02 in the same period of 2022.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation.” The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Friday, June 2, 2023, at 7:30 A.M. Eastern Time or 7:30 P.M. Beijing/Hong Kong Time to discuss its earnings. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Yunji Inc.

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	1-877-344-7529
International	1-412-317-0088
Replay Access Code	3419777

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2022	March 31, 2023
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	414,634	321,101	46,756
Restricted cash	42,109	34,940	5,088
Short-term investments	212,003	211,695	30,825
Accounts receivable, net (Allowance for credit losses of RMB16,762 and RMB17,106, respectively)	94,111	93,379	13,597
Advance to suppliers	32,738	26,594	3,871
Inventories, net	54,651	41,425	6,032
Amounts due from related parties	202	1,907	278
Prepaid expenses and other current assets[4] (Allowance for credit losses of RMB14,510 and RMB9,427, respectively)	362,065	326,768	47,581

Total current assets	1,212,513	1,057,809	154,028

Non-current assets
Property and equipment, net	168,928	169,878	24,736
Long-term investments	414,325	411,663	59,943
Deferred tax assets	—	—	—
Operating lease right-of-use assets, net	231	221	32
Other non-current assets (Allowance for credit losses of RMB2,091 and RMB1,945, respectively)	96,414	97,545	14,204

Total non-current assets	679,898	679,307	98,915

Total assets	1,892,411	1,737,116	252,943

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2022	March 31, 2023
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	138,903	94,794	13,803
Deferred revenue	21,748	15,800	2,301
Incentive payables to members[5]	207,331	188,917	27,508
Member management fees payable	11,087	12,448	1,813
Other payable and accrued liabilities	145,527	118,211	17,213
Amounts due to related parties	10,608	10,461	1,523
Operating lease liabilities—current	1,162	669	97

Total current liabilities	536,366	441,300	64,258

Non-current liabilities
Operating lease liabilities	145	58	8

Total non-current liabilities	145	58	8

Total Liabilities	536,511	441,358	64,266

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2022	March 31, 2023
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares	70	70	10
Less: Treasury stock	(98,709)	(116,309)	(16,936)
Additional paid-in capital	7,333,144	7,325,460	1,066,670
Statutory reserve	16,078	16,078	2,341
Accumulated other comprehensive income	63,113	51,186	7,453
Accumulated deficit	(5,958,666)	(5,981,598)	(870,988)

Total Yunji Inc. shareholders’ equity	1,355,030	1,294,887	188,550
Non-controlling interests	870	871	127

Total shareholders’ equity	1,355,900	1,295,758	188,677

Total liabilities and shareholders’ equity	1,892,411	1,737,116	252,943

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2022	March 31, 2023
	RMB	RMB	US$
Revenues:
Sales of merchandise, net	290,455	142,958	20,816
Marketplace revenue	47,426	32,957	4,799
Other revenues	4,698	2,829	412

Total revenues	342,579	178,744	26,027

Operating cost and expenses:
Cost of revenues	(191,317)	(93,462)	(13,609)
Fulfilment	(48,914)	(27,118)	(3,949)
Sales and marketing	(50,650)	(29,585)	(4,308)
Technology and content	(24,140)	(13,352)	(1,944)
General and administrative	(31,223)	(15,172)	(2,209)

Total operating cost and expenses	(346,244)	(178,689)	(26,019)

Other operating income	6,109	909	132

Income from operations	2,444	964	140
Financial loss, net	(35,270)	(22,192)	(3,231)
Foreign exchange (loss)/income, net	(313)	2,363	344
Other non-operating income, net	2,023	486	71

Loss before income tax expense, and equity in loss of affiliates, net of tax	(31,116)	(18,379)	(2,676)
Income tax expense	(5,324)	(3,079)	(448)
Equity in loss of affiliates, net of tax	(455)	(1,475)	(215)

Net loss	(36,895)	(22,933)	(3,339)
Less: net loss attributable to non-controlling interests shareholders	(399)	—	—

Net loss attributable to YUNJI INC.	(36,496)	(22,933)	(3,339)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2022	March 31, 2023
	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(36,496)	(22,933)	(3,339)

Net loss	(36,895)	(22,933)	(3,339)
Other comprehensive loss
Foreign currency translation adjustment	(4,972)	(11,927)	(1,737)

Total comprehensive loss	(41,867)	(34,860)	(5,076)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(399)	—	—

Total comprehensive loss attributable to YUNJI INC.	(41,468)	(34,860)	(5,076)

Net loss attributable to ordinary shareholders	(36,496)	(22,933)	(3,339)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	2,147,541,470	1,983,680,743	1,983,680,743

Net loss per share attributable to ordinary shareholders
Basic	(0.02)	(0.01)	—
Diluted	(0.02)	(0.01)	—

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2022	March 31, 2023
	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	1,196	(139)	(20)
General and administrative	4,778	(715)	(104)
Fulfillment	618	(2,820)	(411)
Sales and marketing	(325)	(631)	(92)

Total	6,267	(4,305)	(627)

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY  COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2022	March 31, 2023
	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(36,895)	(22,933)	(3,339)
Add: Share-based compensation	6,267	(4,305)	(627)

Adjusted net loss	(30,628)	(27,238)	(3,966)

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8676 to US$1.00, the exchange rate in effect as of March 31, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.

“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

3.

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

4.

As of March 31, 2023, Short-term loan receivables of amount RMB228,596 were included in the prepaid expenses and other current assets balance, which represent the principal and interest to be collected on loans provided by the Group to third-party companies.

5.	As of March 31, 2023, the decrease in incentive payables was mainly due to derecognition of long-aged payables to inactive members.